Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH 45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

November 18, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:    John Cash
Accounting Branch Chief

Re:      The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 10, 2011
File No. 1-434

Dear Mr. Cash:

This letter responds to the comments on The Procter & Gamble Company (the “Company”) Form 10-K provided by the staff (“Staff”) of the Securities & Exchange Commission (the “Commission”) in your letter to the Company dated October 25, 2011.  We have repeated your comments below in italics and have included our responses to each.

Form 10-K for the Year Ended June 30, 2011

General

1.	Please modify your company data in EDGAR to reflect your fiscal year end as June 30.

Response:
We have modified our company data in EDGAR as requested.

2.
You disclose on page 3 that you sell your products in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. Also, we note on P&G Lebanon’s website that your office in Lebanon, Procter & Gamble Levant, serves Syria. In addition, we are aware of media reports that you sell several brands of your products extensively in Iran, that you have been focusing on Sudan as a market, and that your products are available in Cuba.

As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us, in reasonable detail, the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since your letter to us dated May 25, 2005. Your response should describe any goods that you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response

Cuba

As described in our series of letters to the SEC in May 2005, The Procter & Gamble Company (“P&G”) retains a dormant legal entity in Cuba, Procter & Gamble Comercial de Cuba, S. A. (“Comercial”), due to the fact that it was and still is an indirect claimant to the Foreign Claims Settlement Commission of the United States (“Foreign Claims Commission”).  In October, 1959, Comercial sold and/or licensed all of its assets to another P&G subsidiary, Sabates Industrial, S.A. (“Industrial”) for nearly $5 million dollars.  In 1960, Industrial was expropriated by the Cuban government prior to the time Industrial satisfied its obligations to deliver the purchase price/licensing fees to Comercial.  The Company filed a claim with the Foreign Claims Commission reflecting this loss, although this claim still has not been settled.

In light of recent changes in the U.S. policy towards Cuba, P&G’s subsidiary in Panama continues to evaluate options to expand dealings with Cuba once U.S. embargo restrictions are fully lifted.

P&G, through its logistics operator Procurement Systems, Inc. (“PSI”), has made sales of Pringles potato crisps for export to Cuba that are authorized by the U.S. Commerce Department under its license exceptions for food and agricultural products.  Pursuant to the license exceptions procedure, P&G, through PSI, has exported around $450,000 of Pringles to Cuba since July 2010.  Also through PSI, P&G has secured Commerce Department licensing to export certain feminine care and health care products to Cuba.  To date, no feminine care or health care exports have been made to Cuba, but plans are being developed to do so next year.

Finally, consistent with applicable provisions of the Cuban Assets Control Regulations, four designated P&G employees travelled to Cuba in late March 2011.  Proper “Pre-Notice” and “Post-Travel Reports” were duly submitted to the Treasury Department’s Office of Foreign Assets Control (“OFAC”).

Iran

Consistent with our response to the SEC on May 25, 2005 with respect to the same question, Procter & Gamble International Operations S.A. (“PGIO”), a Swiss subsidiary of The Procter & Gamble Company located in Geneva, Switzerland, engaged in sales transactions with Iran without any involvement by U.S. persons, principally through four distributors, until PGIO stopped shipments in July 2010.  PGIO sold certain consumer goods to these distributors, including the following categories:  fabric care (laundry detergents), home care (dish soap), baby care (diapers and wipes), male grooming (razors, shave gels), and hair care (shampoos and conditioners), as well as cosmetics, perfumes, batteries and household and personal care appliances (Braun).  Each distributor handled distinct products and generally did not sell overlapping products.  All four distributors were private Iranian companies based in Tehran.  P&G had no ownership interest in any of these distributors.  The relationships with the Iranian distributors were managed by non-U.S. persons who were located primarily in the Geneva offices of PGIO.  Other non-U.S. persons who were employees of PGIO or other non-U.S. subsidiaries and were located in other parts of Europe, the Middle East and Africa, also supported the activities from time-to-time.  To the extent that any of the products sold to any Iranian distributor were manufactured in the United States, the products were drawn from general pre-existing inventories that were maintained by non-US persons.

In July 2010, following changes to the Company’s global business and IT operations systems, PGIO stopped all shipments to Iran and pursued licenses from OFAC to sell eligible products to Iran via a single distributor (one of its existing distributors).  This decision was made in order to ensure continued compliance with U.S. sanctions against Iran in light of the Company’s system changes.

In December 2010, P&G and PGIO secured OFAC licenses for food (Pringles) and in June 2011, for medical devices (toothbrushes, dental floss, dental adhesive, feminine care products) and drugs (toothpastes, rinses, anti-dandruff hair care, antiperspirants and sunscreens).  These one-year licenses are renewable, and PGIO plans to renew licenses as necessary.  PGIO commenced shipment of some OFAC licensed products to its licensed distributor in Iran in the summer of 2011 and currently anticipates shipments through its licensed distributor across additional product categories licensed by OFAC throughout the course of 2011 and 2012.  The relationship with the distributor is tightly managed by persons who have received specialized training on the permitted scope of activities under the OFAC license.

Sudan

Consistent with our response to the SEC on May 25, 2005 with respect to the same question, PGIO engaged in sales transactions with Sudan through a single distributor, without any involvement by U.S. persons, until PGIO stopped shipments in July 2010.  The distributor was a Sudanese private company in which P&G had no ownership interest of any kind.  PGIO sold certain consumer goods to the distributor, including in the following categories:  fabric care (laundry detergents), baby care (diapers and wipes), hair care (shampoos and conditioners), and oral care (toothpaste and toothbrushes).  The relationship with the Sudanese distributor was managed by non-U.S. persons who were located primarily in the Geneva offices of PGIO. Other non-U.S. person who were employees of PGIO or other non-U.S. subsidiaries, and were located in other parts of Europe, the Middle East and Africa, also supported the activities from time-to-time.  To the extent that any of the products sold to the Sudanese distributor were manufactured in the United States, the products were drawn from general pre-existing inventories that were maintained by non-US persons.

In July 2010, following changes to the Company’s global business and IT operating systems, PGIO stopped all shipments to Sudan and pursued licenses from OFAC to sell eligible products to Sudan via its existing distributor.  This decision was made in order to ensure continued compliance with U.S. sanctions against Sudan in light of the Company’s system changes.

In December 2010, P&G and PGIO secured OFAC licenses for food (Pringles) and in June 2011, for medical devices (toothbrushes, dental floss, dental adhesive, feminine care products) and drugs (toothpastes, rinses, anti-dandruff hair care, antiperspirants and sunscreens).  PGIO plans to renew the one-year licenses as necessary and is currently also seeking a license for the supply of diapers on humanitarian grounds.  PGIO commenced shipment of some OFAC licensed products to Sudan in the summer of 2011 and currently anticipates shipments through its licensed distributor across additional product categories licensed by OFAC in the course of 2011 and 2012.  The relationship with the distributor is tightly managed by persons who have received specialized training on the permitted scope of activities for the OFAC license.

Syria

Certain non-U.S. subsidiaries, including PGIO and P&G subsidiaries in the Near East, without any involvement by U.S. persons, have historically engaged in sales transactions with Syria through various distributors.  These distributors are Syrian private companies in which P&G has no ownership interest of any kind.  The products distributed by these distributors include consumer goods in the following categories: fabric care (laundry detergents), home care (dish soap), baby care (diapers and wipes), feminine care, hair care (shampoos and conditioners), oral care, (toothpaste and toothbrushes), male grooming (razors and shave prep), body care products, cosmetics and fragrances.  Measures have continuously been in place to ensure that products offered to Syria do not contain more than de minimis amounts of U.S.-origin content to comply with applicable sanctions requirements.

In November 2011, in the wake of a further tightening in the U.S. sanctions against Syria, PGIO decided to temporarily suspend shipments to Syria until it can obtain additional guidance from OFAC about the applicability of the sanctions to offshore sales.

3.
Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Response

The limited business activities outlined above are not material to P&G, and none of these activities presents a material investment risk to investors.  For Cuba, the revenues from the sales of Pringles from July 2010 to the end of October 2011 generated approximately $450,000, and were the only product sales in Cuba since the 1950s.  We retain our claims with the Foreign Claims Commission, but these are not material, and there are no other material assets or liabilities in Cuba.

Total revenues for each of the other countries for the last three fiscal years and for the July-October period (FYTD), were approximately the following:

Iran:
FY 08/09 - $104 million; FY 09/10 - $115 million; FY 10/11 - $15 million and FYTD - $7 million.

Sudan:
FY 08/09 - $4 million; FY 09/10 - $10 million; FY 10/11 - $1.5 million and FYTD - $200 thousand.

Syria:
FY 08/09 - $46 million; FY 09/10 - $53 million; FY 10/11 - $64 million and FYTD - $23 million.

Total Company revenues for the last three fiscal years and for the July-September 2012 period were:

Total Company:
FY 08/09 - $76.7 billion; FY 09/10 - $78.9 billion; FY 10/11 - $82.6 billion and July-September 2012 - $21.9 billion.

These revenue totals for the sanctioned countries, which comprise in the aggregate each year less than 0.25% of P&G’s  total overall revenue, are not material, and there are no material assets or liabilities reported in these countries.  The revenues in Iran and Sudan significantly decreased following our change in July 2010 to distribute products only under OFAC licenses, and these significant decreases did not have a material impact on the Company’s results or trends.

Not only are the revenue levels immaterial in these countries, but we do not maintain a physical presence in Cuba, Iran, Sudan or Syria, nor do we have employees in those countries.  The nature of our contacts with these countries is very limited—and for the purpose of selling consumer products used to enhance the day-to-day life of ordinary citizens.  Reaching these consumers is consistent with P&G’s stated purpose—to touch and improve more consumers’ lives, in more parts of the world, more completely.  We believe that these minor sales do not present a material risk to our shareholders.

In addition, we continue to operate in all of these countries in compliance with applicable sanctions.  Since the decision in July 2010 to stop shipping to Iran and Sudan, we are operating in those two countries only under OFAC licenses, and have recently suspended shipments to Syria while we await additional guidance from OFAC on the impact of the new sanctions and additional authorization, if needed.   In addition, each of P&G’s wholly-owned subsidiaries screens its customers against the various U.S. government lists of individuals, entities and groups subject to U.S. economic sanction or other limitation on U.S. trading privileges.  These actions demonstrate our careful consideration of the applicable sanctions, and our close attention to the application of these sanction to our business as it changes over time.  This helps to ensure that the Company avoids any potential legal or reputational risk that could arise from non-compliance.  Especially recognizing our strong focus and attention on continued compliance with applicable laws related to the distribution of our products in these countries, these sales do not present a material risk to our shareholders.

After taking into consideration both quantitative factors and qualitative factors, P&G believes that neither the sales of our products under OFAC/Commerce Department  licenses nor the potential impact of the investor sentiment towards such operations associated with Cuba, Iran, Sudan and Syria is material.  Accordingly, P&G believes that its subsidiaries’ past and future dealings with these countries do not constitute a material investment risk for the Company’s shareholders.  We reached this conclusion based on the following:  (i) the nature of the products sold are consumer products; (ii) our business dealings in these countries are conducted in compliance with applicable U.S. laws relating to the sales of  these products in these territories;  (iii) current sales to Cuba, Iran and Sudan are, and any future sales to these countries will be, licensed by OFAC and the Commerce Department to meet humanitarian needs of the local populations and in the case of Syria, will be conducted in compliance with laws; and (iv) the amount of sales, assets and liabilities in these countries both individually and in the aggregate is clearly immaterial relative to the total company.

Exhibit 13. Annual Report to Shareholders

Note 11.  Segment Information

4.
We note your response to our prior comment two. However, it appears there are distinct differences in some of the products within your reportable segments. For example, we note cosmetics are grouped with skin care, home small appliances are grouped with male personal care, toothpaste is grouped with water filtration, batteries are grouped with dish care and diapers are grouped with paper towels. Therefore, we continue to believe you should revise future filings to include the revenue information for your products. We note your intention to include revenue information for your two most significant product categories. While this disclosure is beneficial, the revenue information for your other products would help a reader better understand items such as your trends, concentrations and growth drivers. In addition, we note your business units are product based. We also note various instances in MD&A in which you cite certain products in explaining your results. Given management’s emphasis on and analysis of product information, it appears that the revenue information for your products would better allow an investor to see the Company through the eyes of management

Response
In future Form 10-K filings we will provide additional revenue information for groups of similar products in our segment footnote.  Each of our reportable segments is comprised of more narrowly defined product categories.  For example, within the Health Care segment, we have the oral care, feminine care and personal health care categories.  Within the Fabric and Home Care segment, we have the fabric care, home care and batteries categories.  Our additional future product-based disclosures will be based on these product categories.  This is consistent with how our businesses operate and the general structure of our MD&A.  We plan to provide revenue information for each of our product categories with revenues equal to or exceeding 5% of revenues, grouping the remaining categories into an “all other” line.  We do consider our skin care products (which are comprised primarily of facial moisturizers and cleansers) to be very similar to our cosmetics products, as they both address female facial beauty needs.  Accordingly, we will include these within the same “female beauty” product disclosure.  Certain of the other categories referenced in your comment (for example, water filtration, home small appliances and batteries) are well below the 5% threshold and would be grouped into the “all other” line along with our other smaller categories.  Based on this approach, the following table illustrates the disclosures we plan to provide in the future, using data from our most recent year-end.  This additional revenue information will allow our investors to better understand items such as our trends, concentrations and growth drivers.

	% of Sales by Product Category
Category	2011	2010	2009
Fabric Care	19%	20%	20%
Baby Care	12%	12%	12%
Hair Care	11%	11%	11%
Male Grooming	8%	8%	8%
Female Beauty	7%	8%	8%
Home Care	7%	6%	6%
Family Care	6%	6%	6%
Oral Care	6%	6%	6%
Feminine Care	6%	6%	6%
All Other	18%	17%	17%
	100%	100%	100%

5.	We note your response to our prior comment three. Please revise future filings to clarify that no other individual country is considered material

Response
Our future filings will be revised to clarify this point.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

·	It is responsible for the adequacy and accuracy of the disclosure in the filing;

·	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact either Susan Whaley, Associate General Counsel & Assistant Secretary (with respect to our responses to comments 2 and 3) at (513) 983-7695, or me at (513) 983-6666.

Sincerely,

/s/ Mick Homan

Mick Homan
Vice President, Corporate Accounting

cc: Susan S. Whaley
     Associate General Counsel & Assistant Secretary